Savvy Business Support, Inc.

The Courts of Red Bank

130 Maple Avenue, Suite 9B2

Red Bank, New Jersey 07701

October 24, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Larry Spirgel – Assistant Director

Re:	Savvy Business Support, Inc. (CIK 0001492617)

Amendment No. 1 to Registration Statement on Form S-1

Filed October 16, 2012

File No.: 333-184110

Dear Mr. Spirgel:

Below please find our response to your comment letter, dated October 22, 2012, regarding the above-captioned Registration Statement. For ease of reference, we have duplicated the comments in your letter. Please be advised that we have filed Amendment No. 2 to the Registration Statement today via EDGAR.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis

General

1.	We note your response to comment 4 from our letter dated October 16, 2012. Please tell us what consideration the company has given to a material risk stemming from Ms. Sourlis’ charge by the SEC as disclosed in the Legal Proceedings section. Specifically, discuss your analysis as to how this litigation may materially affect your business operations and financial results. Revise your disclosure to include a risk factor as appropriate.

Response: We have amended the disclosure in the Legal Proceedings section to reflect the risk stemming from Ms. Sourlis’ charge by the SEC and have added a risk factor as appropriate.

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ACKNOWLEDGEMENT

I, Virginia K. Sourlis, as of the President, CEO and sole Director of Savvy Business Support, Inc. (the “Company”) hereby acknowledge that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	The Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 24th day of October 2012.

SAVVY BUSINESS SUPPORT, INC.

By:	/s/ Virginia K. Sourlis
Virginia K. Sourlis
President, CEO and sole Director
(Principal Executive Officer)
(Principal Financial and Accounting Officer)

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